SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 9, 2022

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on March 9, 2022.

Av. Eduardo Madero 1182 – C1106ACY Ciudad Autónoma de Buenos Aires República Argentina 0810-555-2355 www.macro.com.ar

Autonomous City of Buenos Aires, March 9th 2022

To

CNV/BYMA/MAE

Re.: Relevant Event

We write to you in order to inform that the income for the fiscal year ended December 31st 2021, expressed in constant currency as of December 31st 2021 reported earnings of AR$ 27,122,495,859.89. We further inform that pursuant to Communique “A” 7211 issued by the Central Bank of the Republic of Argentina (BCRA) on January 28th 2021 and as expressed under the section entitled “Regulatory changes introduced in this fiscal year” of Note #3 to the financial statements for the year ended December 31st 2021, as from January 1st 2021 we started to record in the income for the year the accrued monetary effect with respect to monetary-like line items measured at reasonable value with changes in Other Comprehensive Income (OCI). Consequently, at the beginning of the year the relevant Retained Earnings were adjusted as Adjustments to Income of Previous Years (AREA for its acronym in English language), in order to incorporate the monetary income from such line items that would have been computed in the accrued OCI to such date, thus registering a negative adjustment in the Retained Earnings as of December 31st 2021 of AR$ 8,920,324,858.06. Therefore, after the above described adjustment, Retained Earnings as of December 31st 2021 total AR$ 18,202,171,001.83.

By virtue of the foregoing, the Board of Directors, at its meeting held on the date hereof, resolved to submit for discussion by the Shareholders’ Meeting that the Retained Earnings as of December 31st 2021 by AR$ 18,202,171,001.83, to be applied: a) AR$ 3,640,434,200.37 to the Legal Reserve fund; b) AR$ 373,864,100.25 to the Personal Asset Tax on Business Companies (Impuesto a los Bienes Personales Sociedades y Participaciones); and c) $ 14,187,872,701.21 to pay a cash dividend and/or a dividend in kind, in the latter case valued at market value, subject to prior authorization of the Central Bank of the Republic of Argentina (BCRA), which amount shall be reserved in a fund to be created as Optional Reserve Fund for Dividends Pending Authorization from the Central Bank until such authorization is obtained, delegating on the Board of Directors the necessary powers for it to make available such fund and apply it to the payment of the above mentioned dividend and to determine the date, currency, term and other terms and conditions for the payment thereof in accordance with the scope of the delegation approved by the Shareholders’ Meeting. Figures expressed in constant currency as of December 31st 2021.

The proposed dividend amounts to $ 22.18 per share, which represents 2,218% of the capital stock of the Bank of AR$ 639,413,408.

Since such a distribution has to be previously authorized by the BCRA, in the terms of the order text “Distributions of Results” we shall request the relevant authorization from such entity.

In addition, please be advised that on the above mentioned meeting the Board also resolved not to motion for profit capitalization or monetary adjustments to capital or other items.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 9, 2022

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer